UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Communications Sales & Leasing Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

20341J104
(CUSIP Number)

Searchlight II CLS, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue – 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

All ownership percentages set forth herein are based on there being 151,623,214 shares of Common Stock outstanding.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 97382A200	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II CLS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 97382A200	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II CLS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 97382A200	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC II CLS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 97382A200	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II (FC) AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 97382A200	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II PV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 97382A200	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 97382A200	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 97382A200	SCHEDULE 13D	Page 9 of 15

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Communications Sales & Leasing Inc. (the “Issuer”).  The address and principal executive office of the Issuer is 10802 Executive Center Drive, Benton Building Suite 300, Little Rock, Arkansas 72211.
Item 2.  Identity and Background.
This Schedule 13D is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), by Searchlight II CLS, L.P., a Delaware limited partnership (“Searchlight CLS”), Searchlight II CLS GP, LLC, a Delaware limited liability company and the general partner of Searchlight CLS (“Searchlight CLS GP”), SC II CLS, L.P., a Delaware limited partnership and a member of Searchlight CLS GP (“SC CLS”), Searchlight Capital II (FC) AIV, L.P., a Delaware limited partnership and a member of Searchlight CLS GP (“Searchlight (FC)”), Searchlight Capital II PV, L.P., a Cayman exempt limited partnership and a member of Searchlight CLS GP (“Searchlight Capital II PV”), Searchlight Capital Partners II GP, L.P., a Cayman exempt limited partnership and general partner of SC CLS, Searchlight (FC) and Searchlight Capital II PV (“Searchlight Capital II GP, LP”), and Searchlight Capital Partners II GP, LLC, a Delaware limited liability company and general partner of Searchlight Capital II GP, LP (“Searchlight Capital II GP, LLC” and, together with Searchlight CLS, Searchlight CLS GP, SC CLS, Searchlight (FC), Searchlight Capital II PV and Searchlight Capital II GP, LP, the “Reporting Persons”).  There are three managers of Searchlight II GP, LLC (the “Managers”).  The Managers directly or indirectly control the investment and voting decisions of Searchlight II GP, LLC.  The information required by General Instruction C to Schedule 13D is listed on Schedule A hereto and is incorporated herein by reference. Searchlight CLS GP, SC CLS, Searchlight (FC), Searchlight Capital II PV, Searchlight Capital II GP, LP, Searchlight Capital II GP, LLC and the Managers disclaim beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

The principal business of the Reporting Persons is acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of the Reporting Persons is c/o Searchlight Capital Partners, L.P., 745 5th Avenue – 27th Floor, New York NY 10151.

The information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Searchlight CLS GP is listed on Schedule A hereto and is incorporated herein by reference.

None of the directors and executive officers of Searchlight CLS or Searchlight CLS GP has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding

CUSIP No. 97382A200	SCHEDULE 13D	Page 10 of 15

of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto.

Item 3.  Source or Amount of Funds or Other Consideration.
The shares of Common Stock described in this Schedule 13D were acquired by the Reporting Persons on June 15, 2016 for an aggregate purchase price of $220,000,000.  The source of funds for such purchase was capital contributions made by the investors in the Reporting Persons together with available lines of credit.
Item 4.  Purpose of Transaction.
The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Subject to the terms of the Governance Letter Agreement (as defined below) and the Issuer’s certificate of incorporation, which contain restrictions on the potential actions described in this Item 4, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

As of the date of this filing, the Reporting Persons have the right to nominate one director (the “Searchlight Director”) to serve on the Issuer’s board of directors. Upon the election of the Searchlight Director, the size of the Issuer’s board of directors will be increased by one to accommodate the Searchlight Director.

Consistent with the Reporting Persons’ investment purposes, the Reporting Persons may engage in communications (including, without limitation, through the Searchlight Director) with, without limitation, one or more shareholders of the Issuer, management of the Issuer, one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock.  The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Issuer’s Common Stock.  In addition, the Reporting Persons may, from

CUSIP No. 97382A200	SCHEDULE 13D	Page 11 of 15

time to time, make additional purchases of Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.
(a) As of the date hereof, (i) Searchlight CLS beneficially owns 10,000,000 shares of Common Stock or 6.6% of the issued and outstanding Common Stock, (ii) Searchlight CLS GP, because of its position as the general partner of Searchlight CLS, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,000,000 shares of Common Stock or 6.6% of the issued and outstanding Common Stock, (iii) SC CLS, because of its position as a member of Searchlight CLS GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,000,000 shares of Common Stock or 6.6% of the issued and outstanding Common Stock, (iv) Searchlight (FC), because of its position as a member of Searchlight CLS GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,000,000 shares of Common Stock or 6.6% of the issued and outstanding Common Stock, (v) Searchlight Capital II PV, because of its position as a member of Searchlight CLS GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,000,000 shares of Common Stock or 6.6% of the issued and outstanding Common Stock, (vi) Searchlight Capital II GP, LP, because of its position as the general partner of SC CLS, Searchlight (FC) and Searchlight Capital II PV, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,000,000 shares of Common Stock or 6.6% of the issued and outstanding Common Stock, and (vii) Searchlight Capital II GP, LLC, because of its position as the general partner of Searchlight Capital II GP, LP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 10,000,000 shares of Common Stock or 6.6% of the issued and outstanding Common Stock.

(b) As of the date hereof, each of Searchlight CLS and Searchlight CLS GP has sole power to vote or direct the voting and to dispose of or direct the disposition of the Common Stock beneficially owned by it as specified in Item 5(a) above.

(c) The information set forth in Item 3 above is incorporate by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

CUSIP No. 97382A200	SCHEDULE 13D	Page 12 of 15

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Governance Letter Agreement. On June 15, 2016, the Issuer and Searchlight CLS entered into a governance letter agreement (the “Governance Letter Agreement”).

Board Representation. The Governance Letter Agreement provides that, for as long as Searchlight CLS and its affiliates, collectively, (a) at all times (i) prior to June 15, 2019, beneficially own at least 5% of the issued and outstanding Common Stock or (ii) on or after June 15, 2019, beneficially own at least 8% of the issued and outstanding Common Stock and (b) are in compliance with the Governance Letter Agreement, Searchlight CLS shall have the right to designate one individual for election to the board of directors of the Issuer (the “Board”).

Standstill Restrictions.  The Governance Letter Agreement provides that for a period commencing on June 15, 2016 and ending on the later of the date that is six months after Searchlight CLS no longer has the right to designate a director to the Board as described above and the date that the Searchlight Director is no longer a director of the Issuer (the “Standstill Period”), Searchlight CLS and its affiliates shall, among other things, vote or consent on any matter, or cause to be voted or consented on any such matter, all Common Stock that they own in proportion to the votes cast by other holders of the Common Stock on such matters; provided that, Searchlight CLS and its affiliates may vote Common Stock in their sole discretion with respect to any merger, consolidation, business combination, sale or acquisition of material assets, liquidation or dissolution involving the Issuer or a material amount of its assets or businesses.  The Governance Letter Agreement also provides that until the end of the Standstill Period, Searchlight CLS and its affiliates shall not (subject to certain limited exceptions): (i) seek a seat on the Board (except pursuant to the Governance Letter Agreement and pursuant to the terms thereof), (ii) engage in proxy or written consent solicitations or contests or in any way participate in, any solicitation of any proxy, consent or other authority to vote any shares of Common Stock, (iii) submit a stockholder proposal or any other agenda item at or with respect to any stockholder meeting, or (iv) exercise any other rights as a stockholder of the Issuer in a manner that is intended to influence or control the management, governance or policies of the Issuer.

Registration Rights Agreement. On June 15, 2016, the Issuer and Searchlight CLS and certain other holders of the Common Stock entered into a registration rights agreement pursuant to which the Issuer granted Searchlight CLS and such other holders certain customary piggyback and demand registration rights to effect registration of the Common Stock under the Securities Act of 1933.

The foregoing descriptions of the Governance Letter Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Governance Letter Agreement and the Registration Rights Agreement, which are filed as Exhibit 2 and Exhibit 3, respectively, hereto and which are incorporated herein by reference.

CUSIP No. 97382A200	SCHEDULE 13D	Page 13 of 15

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated June 27, 2016, between Searchlight II CLS, L.P. and Searchlight II CLS GP, LLC.

Exhibit 2	Governance Letter Agreement, dated June 15, 2016, between Citigroup Global Markets Inc. and Searchlight II CLS, L.P.

Exhibit 3	Registration Rights Agreement, dated as of June 15, 2016, among Communications Sales & Leasing, Inc., Searchlight II CLS, L.P. and the other signatories thereto.

CUSIP No. 97382A200	SCHEDULE 13D	Page 14 of 15

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2016

Searchlight II CLS, L.P.
By:	Searchlight II CLS GP, LLC,
its general partner
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

Searchlight II CLS GP, LLC
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

SC II CLS, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital II (FC) AIV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

CUSIP No. 97382A200	SCHEDULE 13D	Page 15 of 15

Searchlight Capital II PV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, L.P. By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Exhibit 1

Joint Filing Agreement

         We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: June 27, 2016

Searchlight II CLS, L.P.
By:	Searchlight II CLS GP, LLC,
its general partner
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

Searchlight II CLS GP, LLC
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

SC II CLS, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital II (FC) AIV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital II PV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, L.P. By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Exhibit 2

Governance Letter Agreement

EXECUTION VERSION
STRICTLY CONFIDENTIAL
Searchlight II CLS, L.P.
c/o Searchlight Capital Partners, L.P.
745 5th Avenue
New York, NY 10151
June 15, 2016
Communications Sales & Leasing, Inc.
10802 Executive Center Drive
Benton Building Suite 300
Little Rock, Arkansas 72211
Attention:  General Counsel
Ladies and Gentlemen:
This letter agreement is being entered into in connection with the investment by Searchlight II CLS, L.P., a Delaware limited partnership (the “Purchaser”) in Communications Sales & Leasing, Inc., a Maryland corporation (the “Company”), pursuant to the Common Stock Subscription Agreement, dated as of June 9, 2016 (as amended, restated or modified from time to time, the “Subscription Agreement”), by and between Citigroup Global Markets Inc., a Delaware corporation (the “Seller”) and the Purchaser.
The parties to this letter agreement hereby agree as follows:
1.            Board Representation; Effectiveness.  Immediately following the closing of the transactions contemplated by the Subscription Agreement (the “Closing”) and the completion of the Company’s customary procedures for director selection, including but not limited to a background check, the completion of questionnaires and the Governance Committee process (which process the Company agrees to commence as promptly as practicable after the identification of the Purchaser Designee (as defined below)), the Company shall (a) cause the total number of directors constituting the board of directors of the Company (the “Board”) to be increased by one director and (b) cause the Purchaser Designee (as defined below) to be appointed to the Board to fill such newly created directorship; provided, that such Purchaser Designee is reasonably acceptable to the Board. Notwithstanding anything to the contrary herein, this letter agreement shall be effective and shall bind the parties hereto only in the event that the Purchaser and the other investors to whom the Seller is selling shares of Common Stock pursuant to the Subscription Agreement and the other subscription agreements entered into by the Seller with such other investors on June 9, 2016 (the “Other Subscription Agreements”) acquire at least 14,703,993 shares of Common Stock pursuant to the Subscription Agreement and the Other Agreements in the aggregate (the “Effectiveness Condition”).  If the Effectiveness Condition is not satisfied, this letter agreement shall terminate and shall be deemed void ab initio.
2.            Designation of Purchaser Designee.  For so long as the Designation Condition (as defined below) is satisfied, the Purchaser shall have the right to designate one individual for nomination and election to the Board (such individual, the “Purchaser Designee”).  For so long as the Designation Condition is satisfied, at each meeting of stockholders for the election or appointment of directors, the Company shall take all action reasonably necessary to cause (a) the Purchaser Designee to be included in the slate of nominees recommended by the Board for election, (b) the Purchaser Designee to be nominated for election as a director, (c) the Purchaser Designee’s nomination for election as a director to be recommended by the Board to the stockholders, and (d) proxies or consents to be solicited by the Company in favor of the Purchaser Designee’s election as a director; provided, in all such cases that such Purchaser Designee is reasonably acceptable to the Board.  For purposes of this letter agreement, “Designation Condition” shall mean the Purchaser and its affiliates, collectively, (a) at all times (i) prior to June 15, 2019, beneficially own at least 5% of the issued and outstanding shares of common stock of the Company (“Common Stock”) or (ii) on or after June 15, 2019, beneficially own at least 8% of the issued and outstanding shares of Common Stock and (b) are in compliance with this letter agreement.
3.             Vacancies; Removal.  In the event that (a) a vacancy is created at any time by the death, disability, retirement, removal or resignation of the Purchaser Designee and (b) the Designation Condition is satisfied, the Company shall cause the vacancy created thereby to be filled by a designee of the Purchaser as soon as possible after the Purchaser makes such designation; provided, that such designee is reasonably acceptable to the Board.  For so long as the Designation Condition is satisfied, the Company (i) shall not, directly or indirectly, take any action to propose, encourage or facilitate the removal of any Purchaser Designee, (ii) shall recommend that stockholders vote against any such proposal, and (iii) shall solicit proxies or consents against any such proposal.  In the event that Designation Condition is no longer satisfied  (the “Designation Termination Date”), the Company shall no longer be obligated to cause the Purchaser Designee to be nominated for election to the Board at the next meeting of stockholders of the Company for the election of directors and from and after the Designation Termination Date, the Purchaser will have no right to designate an individual for election or appointment to the Board.
4.             Notices, etc.  For so long as the Purchaser Designee is a member of the Board, the Company shall cause the Purchaser Designee to be provided with such notice, documents and materials given to other members of the Board (“Other Members”) at the same time and in the same manner as such notice, documents or materials are given to the Other Members, and in all cases at such time and in such manner as is provided by the organizational documents of the Company.  The Purchaser Designee shall be subject to all policies, procedures, codes, rules, standards and guidelines of the Company that are applicable to Other Members and shall maintain the confidentiality of the Company’s information in accordance with Company policies. The Purchaser shall cause each Purchaser Designee to provide all information reasonably requested by the Company for the completion of its procedures, codes, rules, standards and guidelines.  The Company shall not establish any committee of the Board or subcommittee thereof for the principal purpose of excluding the Purchaser Designee from the ordinary deliberations or functions of the Board (except to the extent required by Company recusal policies adopted in good faith by the Board).
5.             Reimbursement; D&O Insurance; Indemnification.  The Company shall reimburse the Purchaser for any reasonable expenses incurred by the Purchaser Designee in connection with performing his or her duties as a member of the Board, any committee of the Board or any subcommittee of any such committee, in the same manner as, and to the extent that, the Other Members are reimbursed for such reasonable expenses.  The Company shall take all actions necessary to ensure that (a) the Purchaser Designee is covered by and made a named insured under any director and officer liability insurance policies or other similar liability insurance policies that may be maintained by or on behalf of the Company and (b) the Purchaser Designee is granted the same rights to exculpation, indemnification and advancement of expenses as the Other Members under the organizational documents of the Company.
6.            Stockholders Agreement.  (a) From the date of this letter agreement and until six months after the later of the Designation Termination Date and the date that Purchaser Designee is no longer a director (the “Standstill End Date”), the Purchaser shall, and shall cause each of its affiliates (in each case, to the extent that it owns any Common Stock) to, be present, in person or by proxy, at each and every Company stockholder meeting, and otherwise to cause all Common Stock owned by them to be counted as present for purposes of establishing a quorum at any such meeting, and to vote or consent on any matter (including waivers of contractual or statutory rights), or cause to be voted or consented on any such matter, all such Common Stock in proportion to the votes cast by the other holders of Common Stock on such matter provided, however, that, notwithstanding anything herein to the contrary, with respect to  a proposal related to an Extraordinary Transaction (an “Excluded Matter”), the Purchaser and its Affiliates may vote their shares of Common Stock beneficially owned, directly or indirectly, in the sole discretion of Purchaser or such Purchaser affiliate, as applicable.  As used herein, an “Extraordinary Transaction” means any merger, consolidation, business combination, sale or acquisition of material assets, liquidation or dissolution involving the Company or a material amount of its assets or businesses (each, an “Extraordinary Transaction”).
(b) From the date of this letter agreement and until the Standstill End Date, the Purchaser hereby grants, and shall cause each of its affiliates (in each case, to the extent that it owns any Common Stock) to grant, an irrevocable proxy, which shall be deemed coupled with an interest sufficient in law to support an irrevocable proxy, to the Company or its designees, to vote, with respect to any matter (including waivers of contractual or statutory rights) other than Excluded Matters, all Common Stock owned by it in proportion to the votes cast by the other holders of Common Stock on such matter; provided, that such proxy shall automatically be revoked as to a particular share of Common Stock upon any sale of such share from the Purchaser or one of its affiliates to a Person other than the Purchaser or one of its affiliates.
(c) From the date of this letter agreement and until the Standstill End Date, the Purchaser and its affiliates (the “Purchaser Group”) shall not directly or indirectly (i) seek a seat on the Board whether through formal nomination procedures under the Company’s Articles of Amendment and Restatement and Amended and Restated Bylaws or otherwise (except pursuant to this letter agreement and pursuant to the terms hereof), and the Purchaser Group shall not support any individual for nomination or election to the Board (except pursuant to the proportional voting requirements set forth herein); (ii) engage in proxy or written consent solicitations or contests or in any way participate in, any solicitation of any proxy, consent or other authority to vote any shares of Common Stock (it being understood that the foregoing shall not prevent the Purchaser from submitting a revocable proxy to an officer of the Company to vote the Purchaser’s shares of Common Stock in accordance with the recommendation of the Board); (iii) submit a stockholder proposal or any other agenda item at or with respect to any stockholder meeting; or (iv) exercise any other rights as a stockholder of the Company in a manner that is intended to influence or control the management, governance or policies of the Company. Notwithstanding anything to the contrary herein, nothing in this letter agreement shall be deemed to in any way restrict or limit the Purchaser Designee’s action in his or her capacity as a director of the Company.

7.             Amendment; Waiver.  This letter agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Company and the Purchaser.  Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this letter agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.  No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.
8.             Assignment.  This letter agreement may not be assigned by a party without the express prior written consent of the other party;  provided, however, that the Purchaser shall be entitled to assign all or a portion of its rights and obligations hereunder to any of its affiliates that are controlled by the Purchaser, control the Purchaser or are under common control with the Purchaser (other than portfolio companies) without such prior written consent; provided, further, that any such assignment shall not relieve the Purchaser of its obligations hereunder.
9.            Governing Law; Jurisdiction; Waiver of Jury Trial.  This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws thereof.  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts located in the City and County of New York (and the appellate courts thereof).  THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING ANY ACTION, CLAIM OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT.
10.           Specific Performance.  Each party acknowledges and agrees that in the event of any breach of this letter agreement by any of them, the other parties would be irreparably harmed and could not be made whole by monetary damages.  Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and agrees that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to specific performance of this letter agreement without the posting of a bond.
11.          Entire Agreement.  This letter agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof.  This letter agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.
12.           Counterparts.  This letter agreement may be signed (including by “.pdf” or other electronic transmission) in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one letter agreement.
(Remainder of Page Intentionally Left Blank.)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this letter agreement on the date first written above.

COMMUNICATIONS SALES & LEASING, INC.

By:	/s/ Daniel Heard
	Name:	Daniel Heard
	Title:	EVP – General Counsel

SEARCHLIGHT II CLS, L.P.

By: SEARCHLIGHT II CLS GP, LLC,
Its General Partner

By:	/s/ Andrew Frey
	Name:	Andrew Frey
	Title:	Authorized Signatory

Signature Page to Governance Letter Agreement

Exhibit 3

Registration Rights Agreement

EXECUTION VERSION

Registration Rights Agreement
by and among
Each of the parties listed on the signature pages hereto,
and
Communications Sales & Leasing, Inc.
Dated as of June 15, 2016

REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this “Agreement”) is made as of June 15, 2016, by and among each of the parties on the signature pages hereto (the “Holders”), and Communications Sales & Leasing, Inc., a Maryland corporation (“CS&L”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Section 1.01.
RECITALS
A. Pursuant to the Subscription Agreements, each dated as of June 9, 2016 (the “Subscription Agreements”), by and among Citigroup Global Markets Inc. (“Citi”) as Selling Shareholder and the Holders, the Holders have severally agreed to acquire 14,703,993 shares of common stock, par value $0.0001 per share, of CS&L (the “Common Stock”) from Citi.
B. CS&L desires to grant to the Holders the Registration Rights for the Registrable Securities (as defined below), subject to the terms and conditions of this Agreement.
AGREEMENTS
NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I

DEFINITIONS
Section 1.01           Definitions.
As used in this Agreement, the following terms shall have the following meanings:
Affiliate” means, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. As used in this definition, the term “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise; provided that, with respect to Searchlight, “Affiliate” shall not include any portfolio company of Searchlight.
“Agreement” has the meaning set forth in the preamble.
“Ancillary Filings” has the meaning set forth in Section 2.03(a)(i).
“Blackout Notice” has the meaning set forth in Section 2.01(d).

“Blackout Period” has the meaning set forth in Section 2.01(d).
“Board” means the board of directors of CS&L.
“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions doing business in New York, New York are authorized or obligated by law or required by executive order to be closed.
“Citi” has the meaning set forth in the recitals.
“Common Stock” has the meaning set forth in the recitals.
“CS&L” has the meaning set forth in the preamble and shall include CS&L’s successors by merger, acquisition, reorganization or otherwise.
“CS&L Group” means CS&L and each Subsidiary of CS&L.
“CS&L Public Sale” has the meaning set forth in Section 2.02(a).
“Demand” has the meaning set forth in Section 2.01(a).
“Disadvantageous Condition” has the meaning set forth in Section 2.01(d).
“Disadvantageous Condition Blackout Notice” has the meaning set forth in Section 2.01(d).
“Disadvantageous Condition Blackout Period” has the meaning set forth in Section 2.01(d).
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.
“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.
“Group” means the Holders or the CS&L Group, as applicable.
“Holder Group” means with respect to each Holder, such Holder and its Affiliates.
“Holder” means each Holder (as set forth in the preamble), so long as such Person holds any Registrable Securities, and any Permitted Transferee of such Holder, so long as such Person holds any Registrable Securities.
“Indemnifying Party” has the meaning set forth in Section 2.06(d).
“Indemnitee” has the meaning set forth in Section 2.06(d).
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“Initiating Holder” has the meaning set forth in Section 2.01(a).
“Lock Up Agreement” has the meaning set forth in Section 2.04(b).
“Loss” and “Losses” have the meaning set forth in Section 2.06(a).
“Offering Confidential Information” means, with respect to a Piggyback Registration, (i) CS&L’s plan to file the relevant Registration Statement and engage in the offering so registered, (ii) any information regarding the offering being registered (including the potential timing, price, number of shares, underwriters or other counterparties, selling stockholders or plan of distribution), (iii) any information contained in, or the existence of, a Blackout Notice, and (iv) any other information (including information contained in draft supplements or amendments to offering materials) provided to any Holders by CS&L (or by third parties) in connection with a Piggyback Registration; provided, that Offering Confidential Information shall not include information that (x) was or becomes generally available to the public (including as a result of the filing of the relevant Registration Statement) other than as a result of a disclosure by any Holder, (y) was or becomes available to any Holder from a source not bound by any confidentiality agreement with CS&L or (z) was otherwise in such Holder’s possession prior to it being furnished to such Holder by CS&L or on CS&L’s behalf.
“Other Holders” has the meaning set forth in Section 2.01(e).
“PEG Registration Rights Agreement” means that certain Stockholders’ and Registration Rights Agreement, dated as of May 2, 2016, by and among CS&L and PEG Bandwith Holdings, LLC.
“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.
“Permitted Transferee” has the meaning set forth in Section 3.06.
“Piggyback Registration” has the meaning set forth in Section 2.02(a).
“Pledgee Transferee” has the meaning set forth in Section 2.01(c).
“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments, and all other material incorporated by reference in such prospectus.
“Registrable Securities” means the shares of Common Stock purchased by the Holders pursuant to the Subscription Agreements and any shares of Common Stock or other securities issued with respect to, in exchange for, or in replacement of such shares (including (i) any and all securities of CS&L into which such shares of Common Stock are converted, exchanged or substituted in any recapitalization or other capital reorganization by CS&L and (ii) any and all securities of any kind whatsoever of CS&L or any successor or permitted assign of CS&L (whether by merger, consolidation, sale of assets or otherwise) which may be issued on or after the date hereof in respect of, in conversion of, in exchange for or in substitution of, such shares of Common Stock), in each case as appropriately adjusted for any stock dividends, or other distributions, stock splits
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or reverse stock splits, combinations, recapitalizations, mergers, consolidations, exchange offers or other reorganizations occurring after the date hereof; provided, that the term “Registrable Securities” excludes any security (i) the offering and Sale of which has been registered effectively under the Securities Act and which has been Sold in accordance with a Registration Statement, (ii) that has been Sold by a Holder in a transaction or transactions exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(a)(1) thereof (including transactions pursuant to Rule 144) such that the further Sale of such securities by the transferee or assignee is not restricted under the Securities Act or (iii) that has been Sold by a Holder in a transaction in which such Holder’s rights under this Agreement are not, or cannot be, assigned.
“Registration” means a registration with the SEC of the offer and Sale to the public of any Registrable Securities under the Registration Statement. The terms “Register” and “Registering” shall have correlative meanings.
“Registration Expenses” means all expenses incident to the CS&L Group’s performance of or compliance with this Agreement, including all (i) registration, qualification and filing fees, (ii) printing expenses, messenger, telephone and delivery expenses of the CS&L Group, (iii) internal expenses of the CS&L Group (including all salaries and expenses of employees of members of the CS&L Group performing legal or accounting duties), (iv) fees and disbursements of counsel for CS&L and customary fees and expenses for independent certified public accountants retained by the CS&L Group and (v) fees and expenses of listing any Registrable Securities on any securities exchange on which the shares of Common Stock are then listed and Financial Industry Regulatory Authority registration and filing fees.  “Registration Expenses” shall exclude any fees or disbursements of any Holder or underwriter, all expenses incurred in connection with the printing, mailing and delivering of copies of any Registration Statement, any Prospectus, any other offering documents and any amendments and supplements thereto to any underwriters and dealers; any underwriting discounts, fees or commissions attributable to the offer and Sale of any Registrable Securities; any fees and expenses of the underwriters or dealer managers, the cost of preparing, printing or producing any agreements among underwriters, underwriting agreements and blue sky or legal investment memoranda, any selling agreements and any other similar documents in connection with the offering, Sale, distribution or delivery of the Registrable Securities or other shares of Common Stock to be sold, including any fees of counsel for any underwriters in connection with the qualification of the Registrable Securities or other shares of Common Stock to be Sold for offering and Sale or distribution under state securities laws, any stock transfer taxes, and out-of-pocket costs and expenses relating to any investor presentations on any “road show” presentations undertaken in connection with marketing of the Registrable Securities and any fees and expenses of any counsel to the Holders, underwriters or dealer managers.

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“Registration Rights” means the rights of the Holders to cause CS&L to Register Registrable Securities pursuant to Article II.
“Registration Statement” means any registration statement of CS&L filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference into such registration statement.  For the avoidance of doubt, it is acknowledged and agreed that such Registration Statement may be on any form that shall be applicable, including Form S-11 or Form S-3 and may be a Shelf Registration Statement.
“Sale” means the direct or indirect transfer, sale, assignment or other disposition of a security. The terms “Sell” and “Sold” shall have correlative meanings.
“Searchlight ” means Searchlight II CLS, L.P., a Delaware limited partnership, together with its controlled affiliated funds.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.
 “Shelf Registration Statement” means a Registration Statement of CS&L for an offering of Registrable Securities to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (or similar provisions then in effect).
“Subscription Agreements” has the meaning set forth in the recitals.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (x) the total combined voting power of all classes of voting securities of such Person, (y) the total combined equity interests or (z) the capital or profit interests, in the case of a partnership, or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.
“Trading Blackout Notice” has the meaning set forth in Section 2.01(d)
 “Trading Blackout Period” has the meaning set forth in Section 2.01(d)
“Transferee” has the meaning set forth in Section 3.06.
“Underwritten Offering” means a Registration in which Registrable Securities are Sold to an underwriter or underwriters on a firm commitment basis for reoffering to the public.
“Windstream Registration Rights Agreement” means that certain Stockholder’s and Registration Rights Agreement, dated as of April 24, 2015, by and among CS&L and Windstream Services, LLC.
Section 1.02           Interpretation.
In this Agreement, unless the context clearly indicates otherwise:
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(a)            words used in the singular include the plural, and words used in the plural include the singular;
(b)           references to any Person include such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement;
(c)            any reference to any gender includes the other gender and the neuter;
(d)           the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”;
(e)            the words “shall” and “will” are used interchangeably and have the same meaning;
(f)            the word “or” shall have the inclusive meaning represented by the phrase “and/or”;
(g)           any reference to any Article, Section, Exhibit or Schedule means such Article or Section of, or such Exhibit or Schedule to, this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition;
(h)           the words “herein,” “hereunder,” “hereof,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision of this Agreement;
(i)             any reference to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement;
(j)             any reference to any law (including statutes and ordinances) means such law (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability;
(k)            relative to the determination of any period of time, “from” means “from and including,” “to” means “to but excluding” and “through” means “through and including”;
(l)            the table of contents and titles to Articles and headings of Sections contained in this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of or to affect the meaning or interpretation of this Agreement;
(m)           any portion of this Agreement obligating a party to take any action or refrain from taking any action, as the case may be, shall mean that such party shall also be obligated to cause its relevant Subsidiaries to take such action or refrain from taking such action, as the case may be;
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(n)           the language of this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction shall be applied against any party; and
(o)           except as otherwise indicated, all periods of time referred to herein shall include all Saturdays, Sundays and holidays; provided, however, that if the date to perform the act or give any notice with respect to this Agreement shall fall on a day other than a Business Day, such act or notice may be performed or given timely if performed or given on the next succeeding Business Day.
ARTICLE II

REGISTRATION RIGHTS
Section 2.01           Registration.
(a)            On or prior to 60 days following the date of this Agreement, subject to Section 2.01(d), CS&L shall file with the SEC a Shelf Registration Statement on Form S-3 (the “Registration Statement”) relating to, in addition to any other securities registered thereby, the offer and sale of all Registrable Securities by the Holders from time to time in accordance with the methods of distribution elected by the Holders and set forth in the Registration Statement, and, if applicable, shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act.
(b)           CS&L shall use its reasonable best efforts to keep the Registration Statement (or a replacement Registration Statement) continuously effective under the Securities Act in order to permit the Prospectus forming a part thereof to be usable by the Holders until the termination date as set forth in Section 3.01, subject to Section 2.01(d).
(c)            Prior to the termination of this Agreement as set forth in Section 3.01, any Holders acting together which collectively hold 40% or more of the Registrable Securities held by Holders then party hereto (collectively, the “Initiating Holders”) shall have the right to request that CS&L effect an offering of all or any portion of the Registrable Securities held by such Initiating Holders, by delivering a written request thereof to CS&L specifying the number of Registrable Securities such Initiating Holder wishes to register (a “Demand”); provided, that so long as Searchlight or any of its Permitted Transferees that acquired such Registrable Securities pursuant to foreclosure (a “Pledgee Transferee”) holds an amount of Registrable Securities representing at least 50% of the Registrable Securities acquired by Searchlight pursuant to its Subscription Agreement, the Initiating Holders must include Searchlight or such Pledgee Transferee; provided further, that (i) Holders may not make more than two Demands during the term of this Agreement and not more than one Demand during any 365-day period (unless, with respect to any such Demand, such Demand is withdrawn prior to the launch of the offering relating to such Demand or the Demand effected pursuant thereto becomes subject to a Blackout Period, in each case pursuant to Section 2.01(d) and is not completed), and (ii) a Holder may not make any Demand for a period of 90 days following consummation of a Piggyback Registration effected pursuant to Section 2.02 in which such Holder participated or elected not to participate. CS&L shall (i) within three days of the receipt
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of a Demand, give written notice of such Demand to all Holders of Registrable Securities whose Registrable Securities are included in the Registration Statement (other than the Initiating Holders) and (ii) use its reasonable best efforts to prepare and file the prospectus supplement promptly and to effectuate the offering. CS&L shall include in such Demand all Registrable Securities with respect to which CS&L receives, within the 5 days immediately following the receipt by the Holder(s) of such notice from CS&L, a request for inclusion in the Demand from the Holder(s) thereof. Each such request from a Holder of Registrable Securities for inclusion in the Demand shall also specify the aggregate amount of Registrable Securities proposed to be offered.
(d)           With respect to the Registration Statement, whether filed or to be filed pursuant to this Agreement, if CS&L shall reasonably determine, upon the good faith advice of legal counsel, that maintaining the effectiveness of the Registration Statement or filing an amendment or supplement thereto (or, if the Registration Statement has yet been filed, filing the Registration Statement) or permitting its use would require the public disclosure of material nonpublic information concerning any transaction or negotiations involving CS&L or any of its consolidated Subsidiaries that would require the public disclosure of material non-public information concerning any transaction or negotiations involving CS&L or any of its consolidated subsidiaries that would materially interfere with such transaction or negotiations (a “Disadvantageous  Condition”), CS&L may, for the shortest period reasonably practicable, and in any event for not more than 30 consecutive calendar days (a “Disadvantageous Condition Blackout Period”), notify the Holders whose offers and Sales of Registrable Securities are covered (or to be covered) by the Registration Statement (a “Disadvantageous Condition Blackout Notice”) that the Registration Statement is unavailable for use (or will not be filed as requested).  In addition, CS&L may notify the Holders whose offers and Sales of Registrable Securities are covered (or to be covered) by the Registration Statement (a “Trading Blackout Notice” and together with a Disadvantageous Condition Blackout Notice, a “Blackout Notice”) that it will suspend the use of the Registration Statement during the regular quarterly period during which directors and officers of CS&L are not permitted to trade under the insider trading policy of CS&L then in effect until the expiration of such quarterly period (a “Trading Blackout Period,” and each of a Trading Blackout Period or Disadvantageous Condition Blackout Period referred to as a “Blackout Period”).  Upon the receipt of any Blackout Notice, the Holders shall forthwith discontinue use of the Prospectus contained in the Registration Statement; provided, that, if at the time of receipt of such Disadvantageous Condition Blackout Notice any Holder shall have Sold its Registrable Securities (or have signed a firm commitment underwriting agreement with respect to the purchase of such shares) and the Disadvantageous Condition is not of a nature that would require a post-effective amendment to the Registration Statement, then CS&L shall use its reasonable best efforts to take such action as to eliminate any restriction imposed by federal securities laws on the timely delivery of such Registrable Securities to the extent permitted under such applicable laws prior to disclosure of material information relating to such Disadvantageous Condition. When any Disadvantageous Condition as to which a Disadvantageous Condition Blackout Notice has been previously delivered shall cease to exist or any Trading Blackout Period as to which a Trading Blackout Notice has been previously delivered shall have ended, as applicable, CS&L shall as promptly as reasonably practicable notify the Holders and take such actions in respect of the Registration Statement as are otherwise required by this Agreement. CS&L shall not impose, in any 365-day period, more than two Disadvantageous Condition Blackout Periods; such Disadvantageous Condition Blackout Periods
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shall not be permitted to run consecutively; and such Disadvantageous Condition Blackout Periods may not be prompted by the same Disadvantageous Condition. In addition, CS&L may not exercise Blackout Periods to suspend the use of the Registration Statement for more than 120 days collectively during any 365-day period.   If CS&L declares a Blackout Period with respect to a Demand for the Registration Statement which has not yet been declared effective, (i) the Holders may by notice to CS&L withdraw the related Demand request without such Demand request counting against the number of Demand requests permitted to be made under Section 2.01(c) and (ii) the Holders shall not be responsible for any of CS&L’s related Registration Expenses.
(e)            If the Initiating Holder so indicates at the time of its request pursuant to Section 2.01(a), such offering of Registrable Securities shall be in the form of an Underwritten Offering, and CS&L shall include such information in the written notice to the Holders required under Section 2.01(a). In the event that the Initiating Holder intends to sell the Registrable Securities by means of an Underwritten Offering, the right of any Holder to include Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in the Underwritten Offering to the extent provided herein. The Holders of a majority of the outstanding Registrable Securities being included in any Underwritten Offering shall select the underwriter(s), provided that such underwriter(s) are reasonably acceptable to CS&L (it being understood and agreed that UBS Securities LLC is reasonably acceptable to CS&L).  For the avoidance of doubt, no Holder is entitled to sell Registrable Securities in an Underwritten Offering except in a Demand made in accordance with Section 2.01(a).
(f)            If the managing underwriter or underwriters of a proposed Underwritten Offering of Registrable Securities included in a Registration pursuant to this Section 2.01 inform(s) in writing the Holders participating in such Registration that, in its or their opinion, the number of securities requested to be included in such Registration exceeds the number that can be Sold in such offering without being reasonably likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, the number of Registrable Securities to be included in such Registration shall be (i) reduced to the maximum number recommended by the managing underwriter or underwriters, and (ii) allocated first to the Initiating Holders and then to the other Holders, in each case on a pro rata basis in proportion to the number of Registrable Securities each Holder has requested to be included in such Registration; provided that the Initiating Holder may notify CS&L in writing that the Registration Statement shall be abandoned or withdrawn, in which event CS&L shall abandon or withdraw such Registration Statement. In the event the Initiating Holder notifies CS&L that such Registration Statement shall be abandoned or withdrawn prior to the filing of the Registration Statement, such Holder shall not be deemed to have requested a Demand pursuant to Section 2.01(a). If the amount of Registrable Securities to be underwritten has not been limited in accordance with the first sentence of this Section 2.01(e), CS&L and the holders of Common Stock or, if the Registrable Securities include securities other than Common Stock, the holders of securities of the same class of those securities included in the Registrable Securities, in each case, other than the Holders (“Other Holders”), may include such securities for their own account or for the account of Other Holders in such Registration if the underwriter(s) so agree and to the extent that, in the opinion of such underwriter(s), the inclusion
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of such additional amount will not adversely affect the offering of the Registrable Securities included in such Registration.
Section 2.02           Piggyback Registrations.
(a)            Prior to the termination of this Agreement as provided in Section 3.01, if CS&L proposes to file a Registration Statement (other than a Shelf Registration) or a Prospectus supplement filed pursuant to a Shelf Registration Statement under the Securities Act with respect to any offering of Common Stock for its own account and/or for the account of any Person (other than (i) a Registration under Section 2.01, (ii) a Registration pursuant to a Registration Statement on Form S-8 or on Form S-4 or similar form that relates to a transaction subject to Rule 145 under the Securities Act, (iii) in connection with any dividend reinvestment or similar plan, (iv) for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity or any similar transaction or (v) a Registration in which the only Common Stock being registered is Common Stock issuable upon conversion of other securities that are also being registered) (each, a “CS&L Public Sale”), then, as soon as practicable, but in any event not less than 15 days prior to the proposed date of filing such Registration Statement, CS&L shall give written notice of such proposed filing to each Holder who owns at least 1% of CS&L’s then-issued and outstanding Common Stock, and such notice shall offer such Holders the opportunity to Register under such Registration Statement or offer under such Prospectus supplement such number of Registrable Securities as each such Holder may request in writing (each, a “Piggyback Registration”). Subject to Section 2.02(b) and Section 2.02(c), CS&L shall use its commercially reasonable efforts to include in a Registration Statement or offer under a Prospectus supplement with respect to a CS&L Public Sale all Registrable Securities that are requested to be included therein within five Business Days after the receipt of any such notice; provided, however, that if at any time after giving written notice of its intention to Register any securities and prior to the effective date of the Registration Statement filed in connection with such Registration, CS&L shall determine for any reason not to Register or to delay Registration of the CS&L Public Sale, CS&L may, at its election, give written notice of such determination to each such Holder and, thereupon, (x) in the case of a determination not to Register, shall be relieved of its obligation to Register any Registrable Securities in connection with such Registration, without prejudice, however, to the rights of any Holder to request that such Registration be effected as a Demand under Section 2.01 and (y) in the case of a determination to delay Registration, shall be permitted to delay Registering any Registrable Securities for the same period as the delay in Registering such other shares of Common Stock in the CS&L Public Sale. No Registration effected under this Section 2.02 shall relieve CS&L of its obligation to effect any Demand under Section 2.01.
(b)           In the case of any Underwritten Offering, each Holder shall have the right to withdraw such Holder’s request for inclusion of its Registrable Securities in such Underwritten Offering pursuant to Section 2.02(a) at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to CS&L of such Holder’s request to withdraw and, subject to the preceding clause, each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from a Piggyback Registration at any time prior to the effective date thereof.
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(c)            If the managing underwriter or underwriters of any proposed Underwritten Offering of a class of Registrable Securities included in a Piggyback Registration informs CS&L and each Holder in writing that, in its or their opinion, the number of securities of such class that such Holder and any other Persons intend to include in such offering exceeds the number that can be Sold in such offering without being reasonably likely to have an adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Registration shall be
(i)	first, all securities of CS&L and any other Persons (other than CS&L’s executive officers and directors) for whom CS&L is effecting the Registration, as the case may be, proposes to Sell,
(ii)	second, (A) to the extent holders of securities are exercising “piggyback” registration rights under the PEG Registration Rights Agreement or the Windstream Registration Rights Agreement, securities to be sold by such holders, and (B) securities of executive officers and directors of CS&L for whom CS&L is effecting the Registration, in each case in the order set forth in, and allocated in accordance with, the PEG Registration Rights Agreement and the Windstream Registration Rights Agreement,
(iii)	third, the number, if any, of Registrable Securities of such class that, in the opinion of such managing underwriter or underwriters, can be Sold without having such adverse effect, with such number to be allocated pro rata among the Holders that have requested to participate in such Registration based on the relative number of Registrable Securities of such class requested by such Holder to be included in such Sale and any other Holder who has similar “piggyback registration” rights, and
(iv)	fourth, any other securities eligible for inclusion in such Registration, allocated among the holders of such securities in such proportion as CS&L and those holders may agree.
(d)           After a Holder has been notified of its opportunity to include Registrable Securities in a Piggyback Registration, such Holder (i) shall treat the Offering Confidential Information as confidential information, (ii) shall not use any Offering Confidential Information for any purpose other than to evaluate whether to include its Registrable Securities (or other shares of Common Stock) in such Piggyback Registration, (iii) shall not trade while aware of such Offering Confidential Information if such information shall constitute material non-public information unless and until such information shall become public or shall cease to be material and (iv) shall not disclose any Offering Confidential Information to any Person other than such of its agents, employees, advisors and counsel as have a need to know such Offering Confidential Information, and to cause such agents, employees, advisors and counsel to comply with the requirements of this Section 2.02(d); provided, that any such Holder may disclose Offering Confidential Information if such disclosure is required by legal process, but such Holder shall cooperate with CS&L to limit the extent of such disclosure through protective order or otherwise, and to seek confidential treatment of the Offering Confidential Information.
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Section 2.03           Registration Procedures.
(a)            In connection with CS&L’s Registration obligations under Section 2.01 and Section 2.02, CS&L shall use its reasonable best efforts to effect such Registration to permit the offer and Sale of such Registrable Securities in accordance with the intended method or methods of distribution thereof as expeditiously as reasonably practicable and, in connection therewith, CS&L shall, and shall cause the members of the CS&L Group to:
(i)     prepare and file the required Registration Statement, including all exhibits and financial statements (collectively, the “Ancillary Filings”) required under the Securities Act to be filed therewith, and before filing with the SEC a Registration Statement or Prospectus, or any amendments or supplements thereto, and in connection with a Demand made pursuant to Section 2.01 (A) furnish to the underwriters, if any, and to the Holders, copies of all documents prepared to be filed, which documents shall be subject to the review and comment of such underwriters and such Holders and their respective counsel, and provide such underwriters, if any, and such Holders and their respective counsel reasonable time to review and comment thereon and (B) not file with the SEC any Registration Statement or Prospectus or amendments or supplements thereto or any Ancillary Filing to which the Holders or the underwriters, if any, shall reasonably object;
(ii)     prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and supplements to the Prospectus and any Ancillary Filing as may be reasonably requested by the participating Holders;
(iii)     promptly notify the participating Holders and the managing underwriters, if any, and, if requested, confirm such advice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by any member of the CS&L Group (A) when the Registration Statement or any amendment thereto has been filed or becomes effective, the applicable Prospectus or any amendment or supplement to such Prospectus has been filed, or any Ancillary Filing has been filed, (B) of any comments (written or oral) by the SEC or any request (written or oral) by the SEC or any other Governmental Authority for amendments or supplements to such Registration Statement, such Prospectus or any Ancillary Filing, or for any additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, any order preventing or suspending the use of any preliminary or final Prospectus or any Ancillary Filing, or the initiation or threatening of any proceedings for such purposes, (D) in connection with a Demand made pursuant to Section 2.01 if, at any time, the representations and warranties (written or oral) in any applicable underwriting agreement cease to be true and correct in all material respects and (E) of the receipt by any member of the CS&L Group of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or Sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;
(iv)     (A) promptly notify each participating Holder and the managing underwriter(s), if any, when CS&L becomes aware of the occurrence of any
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event as a result of which the Registration Statement, the Prospectus included in the Registration Statement (as then in effect) or any Ancillary Filing contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus and any preliminary Prospectus, in light of the circumstances under which they were made) not misleading, or if for any other reason it shall be necessary during such time period to amend or supplement the Registration Statement, Prospectus or any Ancillary Filing in order to comply with the Securities Act, and (B) in either case, as promptly as reasonably practicable thereafter, prepare and file with the SEC, and furnish without charge to each participating Holder and the underwriter(s), if any, an amendment or supplement to the Registration Statement, Prospectus or Ancillary Filing that will correct such statement or omission or effect such compliance;
(v)     use its reasonable best efforts to prevent or obtain the withdrawal of any stop order or other order suspending the use of any preliminary or final Prospectus;
(vi)     promptly (A) incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriter(s), if any, and the Holders agree should be included therein relating to the plan of distribution with respect to such Registrable Securities and (B) make all required filings of such Prospectus supplement or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;
(vii)     furnish to each participating Holder and each underwriter, if any, without charge, as many conformed copies as such Holder or underwriter may reasonably request of the applicable Registration Statement and any amendment or post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);
(viii)     deliver to each participating Holder and each underwriter, if any, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus) and any amendment or supplement thereto as such Holder or underwriter may reasonably request (it being understood that CS&L consents to the use of such Prospectus or any amendment or supplement thereto by each participating Holder and the underwriter(s), if any, in connection with the offering and Sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto) and such other documents as such participating Holder or underwriter may reasonably request in order to facilitate the Sale of the Registrable Securities by such Holder or underwriter, it being understood that no Prospectus supplement will be prepared except in connection with a Demand made pursuant to Section 2.01;
(ix)     on or prior to the date on which the applicable Registration Statement is declared effective or becomes effective, use its reasonable best efforts to register or qualify, and cooperate with each participating Holder, the managing
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underwriter(s), if any, and their respective counsel, in connection with the registration or qualification of, such Registrable Securities for offer and Sale under the securities or “blue sky” laws of each state and other jurisdiction of the United States as any participating Holder or managing underwriter(s), if any, or their respective counsel reasonably request, and in any foreign jurisdiction mutually agreeable to CS&L and the participating Holders, and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and so as to permit the continuance of offers and Sales and dealings in such jurisdictions for so long as may be necessary to complete the distribution of the Registrable Securities covered by the Registration Statement; provided that CS&L will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject or conform its capitalization or the composition of its assets at the time to the securities or blue sky laws of any such jurisdiction;
(x)     in connection with any Sale of Registrable Securities that will result in such securities no longer being Registrable Securities, cooperate with each participating Holder and the managing underwriter(s), if any, to (A) if the Registrable Securities are certificated, facilitate the timely preparation and delivery of certificates representing Registrable Securities to be Sold and not bearing any restrictive Securities Act legends and (B) register such Registrable Securities in such denominations and such names as such participating Holder or the underwriter(s), if any, may request at least two Business Days prior to such Sale of Registrable Securities; provided that CS&L may satisfy its obligations hereunder without issuing physical stock certificates through the use of the Depository Trust Company’s Direct Registration System;
(xi)     in connection with a Demand made pursuant to Section 2.01, cooperate and assist in any filings required to be made with the Financial Industry Regulatory Authority Inc. (or any successor organization) and each securities exchange, if any, on which any of CS&L’s securities are then listed or quoted and on each inter-dealer quotation system or trading market on which any of CS&L’s securities are then quoted, and in the performance of any due diligence investigation by any underwriter (including any “qualified independent underwriter”) that is required to be retained in accordance with the rules and regulations of each such exchange, and use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary to enable the seller or sellers thereof or the underwriter(s), if any, to consummate the Sale of such Registrable Securities;
(xii)     not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agent with printed certificates for the Registrable Securities which are in a form eligible for deposit with the Depository Trust Company; provided, that CS&L may satisfy its obligations hereunder without issuing physical stock certificates through the use of the Depository Trust Company’s Direct Registration System;
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(xiii)     in connection with a Demand made pursuant to Section 2.01, obtain for delivery to and addressed to each participating Holder and to the underwriter(s), if any, opinions from the general counsel of CS&L, dated the effective date of the Registration Statement or, in the event of an Underwritten Offering, the date of the closing under the underwriting agreement and in each such case in customary form and content for the type of Underwritten Offering;
(xiv)     in connection with a Demand made pursuant to Section 2.01 and in the form of an Underwritten Offering, obtain for delivery to and addressed to CS&L and the managing underwriter(s), if any, and, to the extent requested, each participating Holder, a comfort letter from CS&L’s independent registered public accounting firm in customary form and content for the type of Underwritten Offering, dated the date of execution of the underwriting agreement and brought down to the closing, whether under the underwriting agreement, or otherwise;
(xv)     use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and make generally available to its security holders, as soon as reasonably practicable, but in any event no later than 90 days, after the end of the 12-month period beginning with the first day of CS&L’s first quarter commencing after the effective date of the applicable Registration Statement, an earnings statement satisfying the provisions of Section 11 (a) of the Securities Act and covering the period of at least 12 months, but not more than 18 months, beginning with the first month after the effective date of the Registration Statement;
(xvi)     provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;
(xvii)     cause all Registrable Securities covered by the applicable Registration Statement to be listed on each securities exchange on which any of CS&L’s securities are then listed or quoted and on each inter-dealer quotation system or trading market on which any of CS&L’s securities are then quoted;
(xviii)     in connection with a Demand made pursuant to Section 2.01, provide (A) each Holder participating in the Registration, (B) the underwriters (which term, for purposes of this Agreement, shall include any Person deemed to be an underwriter within the meaning of Section 2(a) (11) of the Securities Act), if any, of the Registrable Securities to be registered, (C) the Sale or placement agent therefor, if any, (D) counsel for such Holder, underwriters, or agent and (E) any attorney, accountant or other agent or representative retained by such Holder or any such underwriter, as selected by such Holder, in each case, the opportunity to participate in the preparation of the applicable Prospectus filed with the SEC, and each amendment or supplement thereto; and for a reasonable period prior to the filing of such Prospectus, upon execution of a customary confidentiality agreement, make available for inspection upon reasonable notice at reasonable times and for reasonable periods, by the parties referred to in clauses (A) through (E) above, all pertinent financial and other records, pertinent corporate and other documents and properties of the CS&L Group that are available to CS&L, and
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cause all of the CS&L Group’s officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available at reasonable times and for reasonable periods to discuss the business of CS&L and to supply all information available to CS&L reasonably requested by any such Person in connection with such Prospectus as shall be necessary to enable them to exercise their due diligence or other responsibility, subject to the foregoing; provided, that in no event shall any member of the CS&L Group be required to make available any information which the Board determines in good faith to be competitively sensitive or confidential. The recipients of such information shall coordinate with one another so that the inspection permitted hereunder will not unnecessarily interfere with the CS&L Group’s conduct of business. Each Holder agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it as the basis for any market transactions in the securities of CS&L or its Affiliates unless and until such information is made generally available to the public by CS&L or such Affiliate or for any reason not related to the Registration of Registrable Securities;
(xix)     in connection with a Demand made pursuant to Section 2.01, cause the senior executive officers of CS&L to participate at reasonable times and for reasonable periods in the customary “road show” presentations that may be reasonably requested by the managing underwriter(s), if any, and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto;
(xx)     comply with all requirements of the Securities Act, Exchange Act and other applicable laws, rules and regulations, as well as all applicable stock exchange rules; and
(xxi)    take all other customary steps reasonably necessary or advisable to effect the Registration and distribution of the Registrable Securities contemplated hereby;
provided that notwithstanding anything to the contrary set forth above CS&L shall have no obligation to prepare any Prospectus supplement, participate in any due diligence, execute any agreements or certificates or deliver legal opinions or obtain comfort letters except in connection with a Demand made pursuant to Section 2.01.
(b)           As a condition precedent to any Registration hereunder, CS&L may require each Holder as to which any Registration is being effected to furnish to CS&L such information regarding the distribution of such securities and such other information relating to such Holder, its ownership of Registrable Securities and other matters as CS&L may from time to time reasonably request in writing. Each such Holder agrees to furnish such information to CS&L and to cooperate with CS&L as reasonably necessary to enable CS&L to comply with the provisions of this Agreement. If a Holder fails to promptly provide the requested information after prior written notice of such request and the requested information is required by applicable law to be included in the Registration Statement, CS&L shall be entitled to refuse to include for registration such Holder’s Registrable Securities or other shares of Common Stock in the Registration Statement or applicable offering.
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(c)            Each Holder shall, as promptly as reasonably practicable, notify CS&L, at any time when a Prospectus is required to be delivered (or deemed delivered) under the Securities Act, of the occurrence of an event, of which such Holder has knowledge, relating to such Holder or its Sale of Registrable Securities thereunder requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered (or deemed delivered) to the purchasers of such Registrable Securities, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
(d)           Each Holder agrees by acquisition of such Registrable Securities, that, upon receipt of any written notice from CS&L of the occurrence of a Blackout or any event of the kind described in Section 2.03(a)(iv), such Holder will treat such notice as Offering Confidential Information and comply with Section 2.02(d), regardless of the nature of the Registration, and will forthwith discontinue Sale of Registrable Securities pursuant to such Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 2.03(a)(iv), or until such Holder is advised in writing by CS&L that the use of the Prospectus may be resumed. In the event CS&L shall give any such notice, the period during which the applicable Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice through the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus contemplated by Section 2.03(a)(iv) or is advised in writing by CS&L that the use of the Prospectus may be resumed.
Section 2.04           Underwritten Offerings.
(a)            in connection with a Demand made pursuant to Section 2.01 in the form of an Underwritten Offering, if requested by the managing underwriter(s) for any such Underwritten Offering, CS&L shall enter into an underwriting agreement with such underwriter(s) for such offering, such agreement to be reasonably satisfactory in substance and form to CS&L and the underwriter(s). Such agreement shall contain such representations and warranties by CS&L and such other terms as are generally prevailing in agreements of that type. Each Holder with Registrable Securities to be included in any Underwritten Offering by such underwriter(s) shall enter into such underwriting agreement at the request of CS&L, which agreement shall contain such reasonable representations and warranties by the Holder and such other reasonable terms as are generally prevailing in agreements of that type.
(b)           In the event of a CS&L Public Sale involving an offering of Common Stock or other equity securities of CS&L in an Underwritten Offering (whether in a Demand or a Piggyback Registration), each Holder participating therein hereby agrees, and, in the event of a CS&L Public Sale of Common Stock or other equity securities of CS&L in an Underwritten Offering, CS&L shall agree, and it shall cause its executive officers and directors to agree, if requested by the managing underwriter or underwriters in such Underwritten Offering or by the Holder, not to effect any Sale or distribution (including any offer to Sell, contract to Sell, short Sale or any option to purchase) of any securities (except, in each case, as part of the applicable Registration, if permitted hereunder) that are of the same type as those being
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Registered in connection with such public offering and Sale, or any securities convertible into or exchangeable or exercisable for such securities, during the period beginning five days before, and ending 90 days (or such lesser period as may be permitted by CS&L or the participating Holder(s), as applicable, or such managing underwriter or underwriters) after, the effective date of the Registration Statement filed in connection with such Registration (or, if later, the date of the Prospectus), to the extent requested by such selling Person or the managing underwriter or underwriters, subject to such exceptions as are customarily provided in covenants of this type.  The participating Holders and CS&L, as applicable, also agree to execute an agreement (a “Lock Up Agreement”) evidencing the restrictions in this Section 2.04(b) in customary form, which form is reasonably satisfactory to CS&L or the participating Holder(s), as applicable, and the underwriter(s), as applicable; provided that such restrictions may be included in the underwriting agreement, if applicable. CS&L may impose stop-transfer instructions with respect to the securities subject to the foregoing restriction until the end of the required stand-off period.  Notwithstanding any other provision of this Agreement, Holders will not be entitled to initiate a Demand pursuant to Section 2.01 during the period covered by any Lock Up Agreement if such Holders were given the opportunity to participate in an Underwritten Offering and declined to participate.
(c)            No Holder may participate in any Underwritten Offering hereunder unless such Holder (i) agrees to Sell such Holder’s securities on the basis provided in any underwriting arrangements approved by CS&L or other Persons entitled to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements or this Agreement.
Section 2.05           Registration Expenses Paid by CS&L.
In the case of any Registration of Registrable Securities required pursuant to this Agreement, CS&L shall pay all Registration Expenses regardless of whether the Registration Statement becomes effective; provided, however, that CS&L shall not be required to pay for any expenses of any Registration begun pursuant to Section 2.01 if the Demand request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be Registered (in which case all participating Holders shall bear such expenses pro rata in accordance with the number of Registrable Securities requested to be registered by each Holder), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one Demand to which they have the right pursuant to Section 2.01(c).
Section 2.06           Indemnification.
(a)            CS&L agrees to indemnify and hold harmless, to the full extent permitted by law, each Holder whose shares are included in a Registration Statement, such Holder’s Affiliates and their respective officers, directors, agents, advisors, employees and each Person, if any, who controls (within the meaning of the Securities Act or the Exchange Act) such Holder, from and against any and all losses, claims, damages, liabilities (or actions or proceedings in respect thereof, whether or not such indemnified party is a party thereto) and expenses, joint or several (including reasonable costs of investigation and legal expenses) (each, a “Loss” and collectively “Losses”) arising out of or based upon (i) any untrue or alleged untrue
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statement of a material fact contained or incorporated by reference in any Registration Statement under which the offering and Sale of such Registrable Securities was Registered under the Securities Act (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein), or any such statement made in any free writing prospectus (as defined in Rule 405 under the Securities Act) that CS&L has filed or is required to file pursuant to Rule 433(d) of the Securities Act or any Ancillary Filing, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading; provided, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any Prospectus, the indemnity agreement contained in this paragraph shall not apply to the extent that any such liability results from or arises out of (A) the fact that a current copy of the Prospectus was not sent or given to the Person asserting any such liability at or prior to the written confirmation of the Sale of the Registrable Securities concerned to such Person if it is determined by a court of competent jurisdiction in a final and non-appealable judgment that CS&L has provided such Prospectus and it was the responsibility of such Holder or its agents to provide such Person with a current copy of the Prospectus and such current copy of the Prospectus would have cured the defect giving rise to such liability, (B) the use of any Prospectus by or on behalf of any Holder after CS&L has notified such Person (x) that such Prospectus contains or incorporates by reference an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (y) that a stop order has been issued by the SEC with respect to a Registration Statement or (z) that a Disadvantageous Condition or a Blackout exists or (C) information furnished in writing by such Holder or on such Holder’s behalf, in either case expressly for use in such Registration Statement, Prospectus, free writing prospectus or Ancillary Filing relating to such Holder’s Registrable Securities. This indemnity shall be in addition to any liability CS&L may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any indemnified party and shall survive the Sale of such securities by such Holder.
(b)           Each participating Holder whose Registrable Securities are included in a Registration Statement agrees (severally and not jointly) to indemnify and hold harmless, to the full extent permitted by law, CS&L, its directors, officers, agents, advisors, employees and each Person, if any, who controls (within the meaning of the Securities Act and the Exchange Act) CS&L from and against any and all Losses (i) arising out of or based upon information furnished in writing by such Holder or on such Holder’s behalf to CS&L, in either case expressly for use in a Registration Statement, Prospectus, free writing prospectus or Ancillary Filing relating to such Holder’s Registrable Securities or (ii) arising out of or based upon (A) the fact that a current copy of the Prospectus was not sent or given to the Person asserting any such liability at or prior to the written confirmation of the Sale of the Registrable Securities concerned to such Person if it is determined by a court of competent jurisdiction in a final and non-appealable judgment that it was the responsibility of such Holder or its agent to provide such Person with a current copy of the Prospectus and such current copy of the Prospectus would have cured the defect giving rise to such liability, or (B) the use of any Prospectus by or on behalf of any Holder after CS&L has notified such Person (x) that such Prospectus contains or incorporates by reference an untrue statement of a material fact or omits to state a material fact
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required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (y) that a stop order has been issued by the SEC with respect to a Registration Statement or (z) that a Disadvantageous Condition or a Blackout exists. This indemnity shall be in addition to any liability the participating Holder may otherwise have. In no event shall the liability of any participating Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such holder under the Sale of the Registrable Securities giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of CS&L or any indemnified party.
Each person entitled to indemnification under this Section 2.06 (each, an “Indemnitee”) shall give notice as promptly as reasonably practicable to each party obligated to provide indemnification under this Section 2.06 (each, an “Indemnifying Party”) of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an Indemnifying Party shall not relieve such Indemnifying Party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this Section 2.06. In the case of parties indemnified pursuant to Section 2.06(a), counsel to the Indemnitee shall be selected by Holders representing a majority of the Registrable Securities included in the Registration Statement, and in the case of parties indemnified pursuant to Section 2.06(b) by CS&L. An Indemnifying Party may participate at its own expense in the defense of any such action; provided, however, that counsel to the Indemnifying Party shall not (except with the consent of the Indemnitee) also be counsel to the Indemnitee. In no event shall the Indemnifying Parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances unless (i) the employment of more than one counsel has been authorized in writing by the Indemnifying Party, (ii) the Indemnitee has reasonably concluded that there are legal defenses available to it that are different from or in addition to those available to the other Indemnitees, or (iii) a conflict or potential conflict exists or may exist between such Indemnitee and the other Indemnitees, in each of which cases the Indemnifying Party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels. No Indemnifying Party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification could be sought under this Section 2.06 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each Indemnitee in form and substance reasonably satisfactory to such Indemnitees from all liability arising out of such litigation, investigation, proceeding or claim, (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnitee, and (iii) any sums payable in connection with such settlement are paid in full by the Indemnifying Party. An Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnitee from and against any Losses (to the extent stated above) by reason of such settlement or final judgment.  If at any time an Indemnitee shall have requested an Indemnifying Party to reimburse the Indemnitee for fees
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and expenses of counsel, such Indemnifying Party agrees that it shall be liable for any settlement of the nature contemplated by this Section 2.06(c) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such Indemnifying Party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such Indemnifying Party shall not have reimbursed such Indemnified Party in accordance with such request prior to the date of such settlement.
(c)            If for any reason the indemnification provided for in Section 2.06(a) or Section 2.06(b) is unavailable to an Indemnitee or insufficient to hold it harmless as contemplated by Section 2.06(a) or Section 2.06(b), then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnitee as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnitee on the other hand. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnitee and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. For the avoidance of doubt, the establishment of such relative fault, and any disagreements or disputes relating thereto, shall be subject to Section 3.03. Notwithstanding anything in this Section 2.06(c) to the contrary, no Indemnifying Party (other than CS&L) shall be required pursuant to this Section 2.06(c) to contribute any amount in excess of the amount by which the net proceeds received by such Indemnifying Party from the Sale of Registrable Securities in the offering to which the Losses of the Indemnitees relate (before deducting expenses, if any) exceeds the amount of any damages which such Indemnifying Party has otherwise been required to pay by reason of such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.06(c) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.06(c). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an Indemnitee hereunder shall be deemed to include, for purposes of this Section 2.06(c), any legal or other expenses reasonably incurred by such Indemnitee in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding. If indemnification is available under this Section 2.06, the Indemnifying Parties shall indemnify each Indemnitee to the full extent provided in Section 2.06(a) and Section 2.06(b) without regard to the relative fault of said Indemnifying Parties or Indemnitee. Any Holders’ obligations to contribute pursuant to this Section 2.06(c)  are several and not joint.
Section 2.07           Reporting Requirements; Rule 144.
Until the earlier of (a) the expiration or termination of this Agreement in accordance with its terms and (b) the date upon which the Holders cease to own any Registrable Securities, CS&L shall use its commercially reasonable efforts to be and remain in compliance with the periodic filing requirements imposed under the SEC’s rules and regulations, including
21

the Exchange Act, and any other applicable laws or rules, and thereafter shall timely file such information, documents and reports as the SEC may require or prescribe under Sections 13, 14 and 15(d), as applicable, of the Exchange Act in order to enable the Holders to Sell Registrable Securities without registration under the Securities Act consistent with the exemptions from registration under the Securities Act provided by (i) Rule 144 or Regulation S under the Securities Act, as amended from time to time, or (ii) any similar SEC rule or regulation then in effect. From and after the date hereof through the earlier of the expiration or termination of this Agreement in accordance with its terms and the date upon which the Holders cease to own any Registrable Securities, CS&L shall forthwith upon request furnish any Holder (x) a written statement by CS&L as to whether it has complied with such requirements and, if not, the specifics thereof, (y) a copy of the most recent annual or quarterly report of CS&L and (z) such other reports and documents filed by CS&L with the SEC, as such Holder may reasonably request in availing itself of an exemption for the offering and Sale of Registrable Securities without registration under the Securities Act.
ARTICLE III
MISCELLANEOUS
Section 3.01           Term.
This Agreement shall terminate upon (i) in respect of Searchlight, (a) three months after the date that Searchlight (1) does not have a director on CS&L’s board of directors, (2) does not have a right to designate a director to CS&L’s board of directors, and (3) does not own Registrable Securities representing at least 3% of CS&L’s issued and outstanding Common Stock, and (ii) in respect of any other Holder, upon the later of (x) six months after the date of this Agreement , and (y) the date such Holder does not own Registrable Securities representing at least 3% of CS&L’s issued and outstanding Common Stock; provided, that the provisions of  Section 2.05 and Section 2.06 and this Article III shall survive any such termination.
                             Section 3.02              Counterparts; Entire Agreement; Corporate Power.
(a)            This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.
(b)            This Agreement and the exhibit hereto contain the entire agreement between the parties with respect to the subject matter hereof, supersedes all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the parties with respect to such subject matter other than those set forth or referred to herein.
(c)            Each of the Holders represents on behalf of itself, and CS&L represents on behalf of itself and each other member of the CS&L Group, as follows:  (i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, and (ii) this Agreement has been duly executed and delivered
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by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.
Section 3.03           Governing Law; Waiver of Jury Trial.
(a)            This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the laws of the State of New York, including all matters of validity, construction, effect, enforceability, performance and remedies.
(b)            THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO TRIAL BY JURY.
Section 3.04           Amendment.
No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of CS&L, if such waiver, amendment, supplement or modification is sought to be enforced against CS&L, or the Holders of a majority of the Registrable Securities, if such waiver, amendment, supplement or modification is sought to be enforced against one or more Holders.
Section 3.05           Waiver of Default.
Waiver by any party of any default by the other party of any provision of this Agreement shall not be deemed a waiver by the waiving party of any subsequent or other default, nor shall it prejudice the rights of such party. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 3.06           Successors, Assigns and Transferees.
(a)            This Agreement and all provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. CS&L may assign this Agreement at any time in connection with a sale or acquisition of CS&L, whether by merger, consolidation, sale of all or substantially all of CS&L’s assets or similar transaction, without the consent of the Holders; provided, that the successor or acquiring Person agrees in writing to assume all of CS&L’s rights and obligations under this Agreement.
(b)           Each Holder shall be permitted to Sell without restriction all or any portion of its Registrable Securities (1) in a transaction that is registered under the Securities Act and applicable state securities laws, or (2) upon receipt by CS&L of a legal opinion reasonably acceptable to CS&L from counsel reasonably acceptable to CS&L, or other documentation requested by CS&L, that registration under such laws is not required in connection with such offer, Sale or transfer.  Upon any such Sale pursuant to clause (2) in which the Common Stock
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Sold is still subject to restrictions on transfer under the Securities Act and bears a restrictive legend, the Holder shall be permitted to assign its Registration related rights and obligations under this Agreement relating to the Registrable Securities Sold; provided that (x) CS&L is given written notice prior to or at the time of such Sale stating the name and address of the transferee and identifying the securities with respect to which the Registration related rights and obligations are being Sold, and (y) the transferee executes a counterpart in the form attached hereto as Exhibit A and delivers the same to CS&L (a “Permitted Transferee”). In addition, a Holder may assign its Registration related rights under this Agreement to a Pledgee Transferee upon foreclosure; provided that (x) CS&L is given written notice prior to or at the time of such foreclosure stating the name and address of the Pledgee Transferee and identifying the securities with respect to which the Registration related rights and obligations are being Sold, and (y) the Pledgee Transferee executes a counterpart in the form attached hereto as Exhibit A and delivers the same to CS&L, in which case the Pledgee Transferee shall also be a Permitted Transferee.  In all cases, the Registration related rights shall not be transferred unless the transferee thereof executes a counterpart attached hereto as Exhibit A and delivers the same to CS&L. Any transfers of Registrable Securities not made in accordance with the provisions of this Section 3.06 shall cause such securities to no longer be deemed to be Registrable Securities under this Agreement.
Section 3.07           Further Assurances.
In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable laws, regulations and agreements, to consummate and make effective the transactions contemplated by this Agreement.
Section 3.08           Performance.
Each of the Holders shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by such Holder’s Group. CS&L shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the CS&L Group. Each party (including its permitted successors and assigns) further agrees that it shall (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 3.08 to all of the other members of its Group and (b) cause all of the other members of its Group not to take, or omit to take, any action which action or omission would violate or cause such party to violate this Agreement.
Section 3.09           Notices.
All notices, requests, claims, demands or other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service), or by registered or certified mail (postage prepaid, return receipt requested) to
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 the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.09):
If to a Holder, to the address for such Holder listed on the signature page hereto.
If to CS&L, to:
Communications Sales & Leasing, Inc.
10802 Executive Center Drive
Benton Building Suite 300
Little Rock, AR 72211
Attention:  General Counsel
Any party may, by notice to the other party, change the address and contact person to which any such notices are to be given.
Section 3.10           Severability.
If any provision of this Agreement or the application hereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.
Section 3.11           No Reliance on Other Party.
The parties hereto represent to each other that this Agreement is entered into with full consideration of any and all rights which the parties hereto may have. The parties hereto have relied upon their own knowledge and judgment and have conducted such investigations they and their counsel have deemed appropriate regarding this Agreement and their rights in connection with this Agreement. The parties hereto are not relying upon any representations or statements made by any other party, or any such other party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The parties hereto are not relying upon a legal duty, if one exists, on the part of any other party (or any such other party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or its preparation, it being expressly understood that no party hereto shall ever assert any failure to disclose information on the part of any other party as a ground for challenging this Agreement or any provision hereof.
Section 3.12           Windstream and PEG Registration Rights Agreements.
The rights granted to Holders hereunder are subject in all respects to the rights granted to (i) Windstream and its Affiliates under the Windstream Registration Rights Agreement and PEG and its Affiliates under the PEG Registration Rights
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 Agreement.  Notwithstanding anything to the contrary in this Agreement, the rights so granted to the Holders hereunder shall not limit or restrict the rights of (i) Windstream or its Affiliates under the Windstream Registration Rights Agreement, or (ii) PEG or its Affiliates under the PEG Registration Rights Agreement.
Section 3.13           Mutual Drafting.
This Agreement shall be deemed to be the joint work product of the parties, and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.
[The remainder of this page has been left blank intentionally.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their authorized representatives as of the date first above written.
Searchlight II CLS, L.P.
By: Searchlight II CLS GP, LLC,
its general partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Officer
Address for Notice:

Searchlight II CLS, L.P.
c/o Searchlight Capital Partners, L.P.
745 5th Avenue
New York, NY 10151
Name:    Andrew Frey
Title:      Partner
Telephone: 212-293-3722
Email: afrey@searchlightcap.com
Name:  Nadir Nurmohamed
Title:   General Counsel
Telephone:  416-687-6591
Email:  nnurmohamed@searchlightcap.com
With a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention of Monica K. Thurmond
Telephone:  212-373-3055
Email: mthurmond@paulweiss.com

[Signature Page to Registration Rights Agreement]

CG CONCENTRATED POSITIONS FUND, LP

By:	/s/ Holly L. Larkin
Name:	Holly L. Larkin
Title:	Chief Operating Officer
Address for Notice:
One Information Way
Ste. 405
Little Rock, AR 72202

CG CORE VALUE FUND, L.P.

By:	/s/ Holly L. Larkin
Name:	Holly L. Larkin
Title:	Chief Operating Officer
Address for Notice:
One Information Way
Ste. 405
Little Rock, AR 72202

GLOBAL LONG SHORT PARTNERS MASTER LP

By:	/s/ Michelle Barone
Name:	Michelle Barone
Title:	Authorized Signatory
Address for Notice:

Name	Michelle Barone
Address	200 West Street, 34th floor
New York, NY 10282
Phone	+1 212 934 0784
E-mail Address	michelle.barone@gs.com

JANA MASTER FUND, LTD.
By: JANA Partners LLC, its Investment Manager

By:	/s/ Charles Penner
Name:	Charles Penner
Title:	Partner and Chief Legal Officer

Address for Notice:
c/o JANA Partners LLC
767 Fifth Avenue, 8th Floor
New York, NY 10153

JANA NIRVANA MASTER FUND, L.P.
By: JANA Nirvana Capital LLC, its General Partner

By:	/s/ Charles Penner
Name:	Charles Penner
Title:	Authorized Signatory

Address for Notice:
c/o JANA Partners LLC
767 Fifth Avenue, 8th Floor
New York, NY 10153

P ZIMMER LTD

By:	/s/ Stuart J. Zimmer
Name:	Stuart J. Zimmer
Title:	CEO of Zimmer Partners, LP as Investment Manager

Address for Notice:
c/o Zimmer Partners, LP
888 Seventh Avenue, 23rd Fl
New York, NY 10106

ZP MASTER UTILITY FUND, LTD

By:	/s/ Stuart J. Zimmer
Name:	Stuart J.
Title:	Director

Address for Notice:
c/o Zimmer Partners, LP
888 Seventh Avenue, 23rd Fl.
New York, New York 10106

PEG BANDWIDTH HOLDINGS, LLC

By:	/s/ Scott G. Bruce
Name:	Scott G. Bruce
Title:	Managing Director

Address for Notice:
3 Bala Plaza East, Suite 502
Bala Cynwyd, PA 19004

 [Signature Page to Registration Rights Agreement]

Communications Sales & Leasing, Inc.

By:	/s/ Daniel Heard
Name:	Daniel Heard
Title:	Executive Vice President, General Counsel

[Signature Page to Registration Rights Agreement]

Exhibit A
Form of
Agreement to be Bound
THIS INSTRUMENT forms part of the Registration Rights Agreement (the “Agreement”), dated as of June 15, 2016, by and among ach of the parties on the signature pages hereto (collectively, the “Holders”), and Communications Sales & Leasing, Inc., a Maryland corporation (“CS&L”). The undersigned hereby acknowledges having received a copy of the Agreement and having read the Agreement in its entirety, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, hereby agrees that the terms and conditions of the Agreement binding upon and inuring to the benefit of such Holder shall be binding upon and inure to the benefit of the undersigned and its successors and permitted assigns as if it were an original party to the Agreement.
IN WITNESS WHEREOF, the undersigned has executed this instrument on this _____day of _____________, 20__.

(Signature of transferee)

Print name

Number of Registrable Securities Transferred

A-1

Schedule A

Searchlight II GP LLC Managers

Name	Business Address	Citizenship
Oliver Haarman	56 Conduit Street, 4th Floor London W1S 2YZ United Kingdom	Germany
Erol Uzumeri	22 Adelaide Street West, 35th Floor Bay-Adelaide Centre Toronto, ON M5H 4E3 Canada	Canada
Eric Zinterhofer	745 Fifth Avenue, 27th Floor New York, NY 10151 United States	United States of America